# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tyra Biosciences, Inc., CIK 0001863127
CUSIP: 90240B106
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 001193125-22-030948
Filed by CIK 0001712417

## Reporting persons
- Canaan XI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,731,165; shared voting power 0; sole dispositive power 3,731,165; shared dispositive power 0; aggregate amount beneficially owned 3,731,165 (7.4% of the class)
  Comment: Based on 50,602,991 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Canaan Partners XI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,731,165; shared voting power 0; sole dispositive power 3,731,165; shared dispositive power 0; aggregate amount beneficially owned 3,731,165 (7.4% of the class)
  Comment: Based on 50,602,991 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Canaan 2020+ Co-Investment L.P. - Series 7: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 448,692; shared voting power 0; sole dispositive power 448,692; shared dispositive power 0; aggregate amount beneficially owned 448,692 (0.9% of the class)
  Comment: Based on 50,602,991 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
- Canaan Partners 2020+ Co-Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 448,692; shared voting power 0; sole dispositive power 448,692; shared dispositive power 0; aggregate amount beneficially owned 448,692 (0.9% of the class)
  Comment: Based on 50,602,991 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: Tyra Biosciences, Inc.
Address of issuer's principal executive offices: 2656 State Street, Carlsbad, CA 92008

## Item 2. Person Filing
Name of person filing:
(i) Canaan XI L.P., a Cayman Islands limited partnership ( "Canaan XI");
(ii) Canaan Partners XI LLC, a Delaware limited liability company ("Canaan XI GP");
(iii) Canaan 2020+ Co-Investment L.P. - Series 7, a Delaware limited partnership ("Canaan Series 7");
and
(iv) Canaan Partners 2020+ Co-Investment, LLC, a Delaware limited liability company ("Canaan 2020+GP").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 2765 Sand Hill Road, Menlo Park, California 94025.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Canaan XI directly owns 3,731,165 shares of Common Stock, which represents approximately 7.4% of the outstanding shares of Common Stock.
(ii) Canaan XI GP is the general partner of Canaan XI and may be deemed to beneficially own 3,731,165 shares of Common Stock, which represents approximately 7.4% of the outstanding shares of Common Stock.
(iii) Canaan Series 7 directly owns 448,692 shares of Common Stock, which represents approximately 0.9% of the outstanding shares of Common Stock.
(iv) Canaan 2020+ GP is the general partner of Canaan Series 7 and may be deemed to beneficially own 448,692 shares of Common Stock, which represents approximately 0.9% of the outstanding shares of Common Stock.
Percent of class: The percent of class of the outstanding shares of Common Stock beneficially owned by the Reporting Persons in Item 4(a) are based on 50,602,991 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote:
(1) Canaan XI: 3,731,165 shares of Common Stock;
(2) Canaan XI GP: 3,731,165 shares of Common Stock;
(3) Canaan Series 7: 448,692 shares of Common Stock; and
(4) Canaan 2020+ GP: 448,692 shares of Common Stock.
Shared power to vote or to direct the vote: None.
Sole power to dispose or to direct the disposition:
(1) Canaan XI: 3,731,165 shares of Common Stock;
(2) Canaan XI GP: 3,731,165 shares of Common Stock;
(3) Canaan Series 7: 448,692 shares of Common Stock; and
(4) Canaan 2020+ GP: 448,692 shares of Common Stock.
Shared power to dispose or to direct the disposition: None.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canaan XI L.P.: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (01/21/2025)
- Canaan Partners XI LLC: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (01/21/2025)
- Canaan 2020+ Co-Investment L.P. - Series 7: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (01/21/2025)
- Canaan Partners 2020+ Co-Investment LLC: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (01/21/2025)